United States securities and exchange commission logo





                           January 31, 2024

       Sandro Piancone
       Chief Executive Officer
       Hempacco Co., Inc.
       9925 Airway Road,
       San Diego, CA, 92154

                                                        Re: Hempacco Co., Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 29,
2024
                                                            File No. 333-276752

       Dear Sandro Piancone:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at 202-551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Lance Brunson, Esq.